UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-40635

Field Trip Health Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

30 Duncan Street, Suite 401
Toronto, ON, Canada M5V 2C3
1-833-222-0084

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	News Release, dated January 11, 2022
99.2	Material Change Report, dated January 11, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Field Trip Health Ltd.

Date: January 12, 2022	By:	/s/ Donna Wong
		Name:	Donna Wong
		Title:	Chief Financial Officer